Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, Nemaura Medical Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Nemaura Medical Inc., effective at the opening of the trading session on April 1, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staff determination on October 3, 2023. On October 4, 2023, the Company received an additional delist determination for its failure to meet the requirement in Listing Rule 5550(a)(2).
On October 10, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On December 12, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
Based on the Company failure to meet the terms of the exception, on January 3, 2024, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on January 5, 2024.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on February 20, 2024.